Securities and Exchange Commission
Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer
Pursuant To Rule 13a-16 Or 15d-16
Of The
Securities Exchange Act of 1934

For the month of NOVEMBER, 2013	Commission File Number 1-11854

NATUZZI S.p.A.
(Translation of registrant's name into English)

Via Iazzitiello 47
70029 Santeramo, Italy
(Address of principal office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ⊠ Form 40-F ⃞

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes ⃞   No ⊠

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Simone Ferrari Appointed Chief Marketing Officer of the Natuzzi Group

SIMONE’S APPOINTMENT IS A PART OF THE REORGANIZATION OF THE MANAGEMENT TEAM DIRECTLY REPORTING TO MR PASQUALE NATUZZI, CEO AND PRESIDENT OF THE GROUP

SANTERAMO IN COLLE, Bari, Italy--(BUSINESS WIRE)--November 7, 2013--Natuzzi S.p.A. (NYSE:NTZ) today announced that Mr Simone Ferrari has been appointed as Chief Marketing Officer of the Natuzzi Group.

Simone will be in charge of developing an integrated strategy of Marketing, Communication and Product Development, making sure that its implementation is correct and coherent in all the markets in which the Group operates.

In his new role, Simone will also support the new Group’s commercial strategy that provides for the strengthening of the business in mature markets, the extension of the retail network especially in fast growing economies (such as China, Brazil, India and Russia).

The appointment of Simone Ferrari, who joined the Company in October 2012 as VP Communication for all of the Group’s brands, is part of the reorganization of the management team directly reporting to Mr Pasquale Natuzzi, CEO and President.

Simone holds a degree in international marketing from “Università Bocconi”, Milan. He started his professional career at Warwick Baker & Fiore, New York, and, then later, he set up his own agency, “Ideocomunicazione”, back in Milan, managing the communication for many well-known brands such as LVMH, SAFILO, RINASCENTE, COIN, POMELLATO, MELTIN’POT.

He developed partnerships in London and Shanghai for the managing of international brands like HEINEKEN and SKY. He also managed the advertisement campaigns for some successful brands of Italian companies like CAMPARI, FELTRINELLI, FERRERO, MSC, BREIL (Gruppo Binda).

In 2010 he became creative director for BCUBE (independent agency of PUBLICIS GROUPE). He is a copywriter. He won many international acknowledgements as creative director, among which the New York Festival, the London International Award and the Amburgo Film Festival.

“The challenge that Pasquale Natuzzi has asked me to undertake is for me of great motivation and source of particular pride” commented Simone Ferrari. “In a more and more competitive and global environment, a Group like ours has to operate in the whole world, by means of projects that are strategically solid as well as flexible in their execution, so to be effectively and coherently implemented in different Countries. I will carry on with the job already started in order to further strengthen the Natuzzi Group’s positioning as the ambassador of the made-in-Italy in the world”.

About Natuzzi S.p.A.

Founded in 1959 by Pasquale Natuzzi, Natuzzi S.p.A. designs and manufactures a broad collection of residential upholstered furniture. With consolidated revenues of EUR 468.8 million in 2012, Natuzzi is Italy’s largest furniture manufacturer. The Natuzzi Group exports its innovative high-quality sofas and armchairs in five continents under separate brand names, Natuzzi Italia, Natuzzi Editions (only for the North American market)/Leather Editions and Softaly. Cutting-edge design, superior Italian craftsmanship and advanced, vertically integrated manufacturing operations underpin the Company’s market leadership. Natuzzi S.p.A. has been listed on the New York Stock Exchange since May 1993. The Company is ISO 9001 and 14001.

CONTACT:
NATUZZI INVESTOR RELATIONS
Piero Direnzo; tel. +39.080.8820.812 – pdirenzo@natuzzi.com
or
NATUZZI CORPORATE COMMUNICATION
Vito Basile (Press Office); tel. +39.080.8820.676 – vbasile@natuzzi.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NATUZZI S.p.A.

(Registrant)

Date:	NOVEMBER 7, 2013	By:	/s/ Pasquale Natuzzi
Pasquale Natuzzi